

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

March 15, 2011

H.O. Woltz III
President and Chief Executive Officer
Insteel Industries, Inc.
1373 Boggs Drive
Mount Airy, NC 27030

Re: Insteel Industries, Inc.
Form 10-K for the Fiscal Year Ended October 2, 2010
Definitive Proxy Statement on Schedule 14A
Form 8-K/A filed February 4, 2011
File No. 1-9929

Dear Mr. Woltz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your Form 8-K/A filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 2, 2010

Exhibit Index, page 56

1. Please refile your credit agreement, exhibit 10.4, in its entirety, including all schedules and exhibits, in future filings. In this regard, we note that Item 601(b)(10) does not permit exclusion of exhibits or schedules.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Compensation Discussion and Analysis, page 16

Long-Term Incentives, page 22

2. In future filings, please disclose the peer group of companies developed by Mercer in 2007 if the targeted amount of the long term incentive award continues to remain the amount originally established by Mercer.

FORM 8-K/A FILED FEBRUARY 4, 2011

Unaudited Pro Forma Condensed Combined Financial Information

General

3. Where you have multiple pro forma adjustments affecting the same line item, please amend to present each adjustment on a separate line item. For example, please amend to present adjustment (A) separately from adjustment (E) on the face of the pro forma condensed combined balance sheet. Where applicable, your pro forma financial statement footnotes should show precisely how the amount of each adjustment was computed.

Unaudited Pro Forma Condensed Combined Balance Sheet

4. Please amend to present each component of shareholders' equity separately on the face of the pro forma condensed combined balance sheet.

(3) Pro Forma Adjustments

5. Please amend to explain the extent to which you assumed any contingencies or contractual obligations in connection with this acquisition and disclose how your pro forma financial statements reflect these contingencies and obligations. For example, we note the disclosure on page 13 of Ivy's financial statements of a contingency related to the U.S. Department of Transportation's Buy America inquiry.

6. Please tell us if you have considered the need to include pro forma adjustments related to any recent contractual arrangements. One example might be any new management compensation agreements.

Pro Forma Adjustments – Condensed Combined Balance Sheet

(C) Assets and Liabilities Not Purchased and Elimination of Intercompany Balances

7. Please amend to present adjustments for assets and liabilities not purchased separate from the elimination of intercompany balances.

Pro Forma Adjustments – Condensed Combined Statement of Operations

(H) Adjustment of Interest Expense

8. Please amend to disclose the significant terms associated with the $13.5 million promissory note, including the interest rate, an indication of whether the rate is fixed or variable, and the note's maturity date.

(K) Depreciation Expense

9. Please amend to show precisely how the amount of each adjustment was computed. To the extent that a portion of this adjustment represents the reclassification of depreciation expense from selling, general and administrative expense, please quantify the amount of the reclassification and explain in detail how you determined the amount of this adjustment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

John M. Hartz
Senior Assistant Chief Accountant